

October 17, 2013

Via E-Mail
Philip S. Sassower
Chief Executive Officer
Communication Intelligence Corporation
275 Shoreline Drive, Suite 500
Redwood Shores, CA 94065-1413

> **Re: Communication Intelligence Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 8, 2013**
> **File No. 000-19301**

Dear Mr. Sassower:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 2: Amendment to our Certificate of Incorporation…., page 16

1.   We note that this proposal relates to the increase in the amount of two separate classes of preferred stock: Preferred Stock Series D-1 and Preferred Stock Series D-2. It appears that you should revise your proxy statement to present these proposed actions as separate matters to be voted upon and include separate boxes on the proxy card. Please refer to Rule 14a-4(a)(3).

2.   Please revise your disclosure to specifically state whether you have any current plans, proposals or arrangements to issue any of the newly available shares of preferred stock.

3.   Since this proposal relates to the authorization of securities otherwise than for exchange, as required by Item 11(b) of Schedule 14A, please expand your disclosure to provide information responsive to Item 202 of Regulation S-K that includes a materially complete description of the terms of the preferred stock. Further, if the increase in authorized stock

Philip S. Sassower
Communication Intelligence Corporation
October 17, 2013
Page 2

has potential anti-takeover implications, inform holders that management might use the additional preferred shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders. Refer to SEC Release 34-15230.

4. You state that the charter amendment will allow you to have additional shares of stock available for payment-in-kind dividends. Please disclose the effect of an unfavorable vote on the proposal to increase the number of authorized preferred shares. Specifically, explain what impact a negative vote would have on any contractual obligations to issue such dividends.

Effects of Approval of the Increase in the Number of Authorized Shares…, page 16

5. Please revise your disclosure to discuss the dilutive consequences of the issuance of Series D-1 and D-2 Preferred Stock on your existing shareholders. This discussion should address any impact on shareholders' voting rights and the economic effects of any such issuance.

Communication Intelligence Corporation Capitalization, page 17

6. Your tabular disclosure references an "offering," though it does not appear that you are contemplating an offering at this time. Please revise to ensure that your disclosure describes the contemplated transaction (i.e., an amendment to your articles of incorporation) or advise.

Required Vote, page 17

7. You state that certain shareholder approvals have already been obtained. Please expand your disclosure to state how you obtained such approval, and to clarify what percentage of the vote is assured, if any, as a result.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ivan Griswold at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-Mail</u>
       Steven Davis, Esq.
       Davis Wright Tremaine, LLP